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                                                                    Exhibit 99.1



                     Identification of Acquiring Subsidiary



The Shares are held by Getty Petroleum Marketing Inc., a Maryland corporation and a majority owned subsidiary of Mikecon, a direct wholly owned subsidiary of Lukoil Americas and an indirect wholly owned subsidiary of LUKOIL.